Mail Stop 7010

     January 27, 2006

Via U.S. mail and facsimile

Mr. M. Sreenivasan
President and Chief Executive Officer, Synthetech, Inc.
1290 Industrial Way
Albany, OR 97322

 RE: Form 10-K for the fiscal year ended March 31, 2005
  Form 10-Q for the period ended September 30, 2005
   File No. 0-12992

Dear Mr. Sreenivasan:

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     If you have any further questions regarding our review of
your
filings, please direct them to Marie Humphrey, Staff Accountant,
at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

     Sincerely,

     Rufus Decker
     Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

     DIVISION OF
CORPORATION FINANCE